UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D
Under the Securities Exchange Act of 1934

EMPIRE PETROLEUM CORPORATION

(Name of Issuer)

Common Stock, par value $0.001 per share

(Title of Class of Securities)

292034204

(CUSIP Number)

Michael R. Morrisett
Empire Petroleum Corporation
1203 E. 33rd Street, Suite 250
Tulsa, OK 74105
(539-444-8002)

(Name, Address and Telephone Number of Person Authorized to
Receive Notices and Communication)

March 29, 2019

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box.  ⁯☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits.  See §240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provision of the Act (however, see the Notes.)

CUSIP NO. 292034204	13D	Page 2 of 5 pages

1	NAME OF REPORTING PERSON
Michael R. Morrisett

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a)	☐
			(b)	☐

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)
PF; OO

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(D) OR 2(E)			☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION
United States of America

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
3,443,128

	8	SHARED VOTING POWER
0

	9	SOLE DISPOSITIVE POWER
3,443,128

	10	SHARED DISPOSITIVE POWER
0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
3,443,128

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)			☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
16.46%

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
IN

CUSIP NO. 292034204	13D	Page 3 of 5 pages

ITEM 1.  SECURITY AND ISSUER

The securities to which this Schedule 13D relate are shares of common stock, par value $.001 per share ("Common Stock"), of Empire Petroleum Corporation (the "Company").

The address of the Company's principal executive office is 1203 E. 33rd Street, Suite 250, Tulsa, OK 74105.

ITEM 2.  IDENTITY AND BACKGROUND

The residence address of Mr. Morrisett is 8212 South Delaware Place, Tulsa, OK 74137.

Mr. Morrisett has not, during the last five years, been convicted in a criminal proceeding (excluding traffic violations and similar misdemeanors).

Mr. Morrisett has not, during the last five years, been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such a proceeding, been subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

Mr. Morrisett is a citizen of the United States of America.

ITEM 3.  SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION

On December 30, 2014, Empire Petroleum Holdings, LLC ("Empire Holdings") purchased 3,718,064 shares of the Company's Common Stock for an aggregate purchase price of $300 using personal funds contributed to Empire Holdings by Mr. Morrisett and two other individuals.  Mr. Morrisett owned own 45% of the equity interest and was a manager of Empire Holdings.  The members of Empire Holdings voted to distribute the Common Stock to its members and dissolve Empire Holdings effective as of March 29, 2019.

On December 1, 2017, as compensation for serving as the Company's President and on the Company's Board of Directors, the Company granted Mr. Morrisett a warrant to purchase 500,000 shares of the Company's Common Stock at an exercise price of $0.25 per share, which is immediately exercisable and expires December 31, 2021.

On December 29, 2017, Mr. Morrisett purchased 20,000 shares at $0.16 per share.

On April 3, 2019, the Board of Directors of the Company approved the issuance of a non-qualified stock option award agreement to purchase 2,500,000 shares of common stock of the Corporation at an exercise price of $0.33 per share to Mr. Morrisett.  The option expires on April 2, 2029 and vests in three installments as follows: 1,250,000 shares on April 3, 2019; 625,000 shares on April 3, 2020; and 625,000 shares on April 3, 2021.

CUSIP NO. 292034204	13D	Page 4 of 5 pages

ITEM 4.  PURPOSE OF TRANSACTION

Mr. Morrisett acquired and owns the shares of the Company's Common Stock, as described herein, for investment purposes.

Mr. Morrisett does not have any plans or proposals that relate to or would result in any of the actions specified in clauses (a) through (j) of Item 4 to Schedule 13D.

ITEM 5.  INTEREST IN SECURITIES OF THE ISSUER

(a)	Mr. Morrisett is the beneficial owner of 3,443,128 shares of Common Stock and 16.46% of the total issued and outstanding shares of Common Stock.

(b)	The responses of Mr. Morrisett to Items 7-11 of the cover page of this Schedule 13D are incorporated herein by reference.

(c)	The responses to Item 3 of this Schedule 13D are incorporated herein by reference.

(d)	Not applicable.

(e)	Not applicable.

ITEM 6.  CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER

Not applicable.

ITEM 7.  MATERIAL TO BE FILED AS EXHIBITS

Not applicable.

CUSIP NO. 292034204	13D	Page 5 of 5 pages

Signature

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: April 12, 2019	/s/ Michael R. Morrisett
Michael R. Morrisett